Exhibit (b)(1)
GOLDMAN SACHS CREDIT PARTNERS L.P.
85 Broad Street
New York, New York 10004
PERSONAL AND CONFIDENTIAL
June 28, 2007
Western Digital Corporation
Attention: Tim Leyden, Executive Vice President Finance
Commitment Letter
Ladies and Gentlemen:
We are pleased to confirm the arrangements under which Goldman Sachs Credit Partners L.P. (“GSCP”) is exclusively authorized by Western Digital Corporation (the “Company”) to act as sole lead arranger, sole bookrunner, sole syndication agent and administrative agent in connection with, and commits to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in the fourth and fifth paragraphs of this letter and the attached Annex C hereto (this letter and the attached Annexes A, B and C hereto are referred to herein collectively as the “Commitment Letter”).
You have informed GSCP that State M Corporation, a wholly-owned subsidiary of the Company (“Merger Sub”), intends to acquire (the “Acquisition”) all of the outstanding capital stock of Komag, Inc. (the “Target” and, together with its subsidiaries, the “Acquired Business”) via a tender offer (the “Tender Offer”), followed by a merger (the “Merger”) of Merger Sub with and into the Target, with the Target as the surviving corporation. You have also informed us that the Acquisition will be financed from up to $1.25 billion under a senior secured term loan facility (the “Term Facility”) having the terms set forth on Annex B.
GSCP is pleased to confirm its commitment to act, and you hereby appoint GSCP to act, as sole lead arranger, sole bookrunner and sole syndication agent in connection with the Term Facility and to act as administrative agent (the “Administrative Agent”) for the Term Facility, and to provide the Borrower (as defined in Annex B hereto) the full $1.25 billion of the Term Facility, in each case on the terms and subject to the conditions contained in this Commitment Letter and the Fee Letter (as defined below). Our fees for services related to the Term Facility are set forth in a separate fee letter (the “Fee Letter”) entered into by the Company and GSCP on the date hereof.
GSCP’s commitment is subject, in its discretion, to the condition that there shall not have been, since April 1, 2007, any Material Adverse Effect (as defined in the Acquisition Agreement (as defined below)). GSCP’s commitment is also subject, in its discretion, to the satisfactory negotiation, execution and delivery of appropriate definitive loan documents relating to the Term Facility including, without limitation, a credit agreement, guarantees, security agreements, pledge agreements, real property security agreements, opinions of counsel and other related definitive documents (collectively, the “Loan Documents”) to be based upon and substantially consistent with the terms set forth in this Commitment Letter.

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Notwithstanding anything in this Commitment Letter, the Annexes hereto or the Fee Letter to the contrary, (a) the only representations relating to the Acquired Business the accuracy of which shall be a condition to the availability of the Term Facility on the Closing Date (as defined below) shall be (i) the representations made by or with respect to the Acquired Business in the Acquisition Agreement (but only to the extent that the Company has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement) and (ii) the Specified Representations (as defined below), and (b) the terms of the documentation for the Term Facility shall be such that they do not impair the availability of the Term Facility on the Closing Date if the conditions set forth herein and in Annex C hereto are satisfied (it being understood that (I) to the extent any security interest in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement or the delivery of stock certificates) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such perfected security interest(s) shall not constitute a condition precedent to the availability of the Term Facility on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed by GSCP and the Company and (II) nothing in the preceding clause (a) shall be construed to limit the applicability of the individual conditions expressly listed in Annex C). As used herein, “Specified Representations” means representations relating to organizational power and authority to enter into the documentation relating to the Term Facility, due execution, delivery and enforceability of such documentation, solvency, no conflicts with laws, charter documents or the indenture governing the Target’s 2.125% convertible subordinated notes due 2014, Federal Reserve margin regulations, the Investment Company Act, and, subject to clause (b) of the preceding sentence, the perfection and required priority of the security interests granted in the proposed collateral.
GSCP intends and reserves the right to syndicate the Term Facility to the Lenders (as defined in Annex B), and you acknowledge and agree that GSCP intends to commence syndication efforts promptly following your acceptance of this Commitment Letter. GSCP will select the Lenders subject to the consent of the Company (not to be unreasonably withheld or delayed). GSCP will lead the syndication in consultation with the Company, including determining the timing of all offers to potential Lenders, any title of agent or similar designations or roles awarded to any Lender (subject to the consent of the Company, not to be unreasonably withheld or delayed) and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to GSCP pursuant to the terms of this Commitment Letter and the Fee Letter. GSCP will determine the final commitment allocations and will notify the Company of such determinations. Notwithstanding the foregoing, the Company shall have the right to designate additional bookrunners, arrangers, agents or similar designations; provided that GSCP shall retain the right to act as physical bookrunner and shall continue to have “left-side” designation and shall appear on the top left of any offering document. It is understood and agreed that notwithstanding anything contained herein or elsewhere (i) the commitment of GSCP hereunder to provide the full amount of the Term Facility is not subject to the success of the syndication efforts of GSCP and (ii) the commitment of GSCP hereunder with respect to the Term Facility shall not be reduced, released or subject to novation prior to the occurrence of the initial borrowings under the Term Facility (the “Closing Date”) as a result of the acceptance of any commitment from any other lender to provide all or any portion of the Term Facility (except in the case of any assignment to a financial institution designated by the Company to act as a joint bookrunner, joint arranger, co-agent or similar designation, in which case GSCP shall be released from the portion of its commitment hereunder that has been assigned to such entity), and until the initial borrowings under the Term Facility, GSCP or its affiliates shall retain exclusive control over all rights associated with its commitments hereunder, including all rights to consent, approve amendments to or modifications of the Acquisition Agreement or any document related thereto and approval of definitive documentation for the Term Facility. The Company agrees to use all commercially reasonable efforts to ensure that GSCP’s syndication efforts benefit from the existing lending relationships of the Company and the Acquired Business and their respective subsidiaries. To facilitate an orderly and successful syndication of the Term Facility, you

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agree that, until the earlier of the termination of the syndication as determined by GSCP and 60 days following the date of initial funding under the Term Facility, the Company will not, and will use commercially reasonable efforts to ensure that the Acquired Business will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security of the Acquired Business or the Company or any of their respective subsidiaries or affiliates (other than the Term Facility, other indebtedness contemplated hereby to remain outstanding after the Closing Date and any fully-committed bank or similar financing for the purpose of financing the Acquisition for which GSCP has been provided with a bona fide opportunity to match the terms of such bank or similar financing), including any renewals or refinancings of any existing debt facility or debt security, without the prior written consent of GSCP.
The Company agrees to cooperate with GSCP, and agrees to use commercially reasonable efforts to cause the Acquired Business to cooperate with GSCP, in connection with (i) the preparation of an information package regarding the business, operations, financial projections and prospects of the Company and the Acquired Business including, without limitation, the delivery of all information relating to the transactions contemplated hereunder prepared by or on behalf of the Company or the Acquired Business deemed reasonably necessary by GSCP to complete the syndication of the Term Facility (including, without limitation, obtaining a corporate family rating from Moody’s Investor Services, Inc. (“Moody’s”) and a corporate credit rating from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”)) and (ii) the presentation of an information package acceptable in format and content to GSCP in meetings and other communications with prospective Lenders in connection with the syndication of the Term Facility (including, without limitation, direct contact between senior management and representatives of the Company and the Acquired Business with prospective Lenders and participation of such persons in meetings). The Company acknowledges that GSCP may be syndicating the Term Facility after the Closing Date and agrees that its obligations under this paragraph shall continue until successful syndication of the Term Facility (as determined by GSCP). The Company will be solely responsible for the contents of any such information package and presentation and acknowledges that GSCP will be using and relying upon the information contained in such information package and presentation without independent verification thereof. The Company agrees that information regarding the Term Facility and information provided by the Company, the Acquired Business or their respective representatives to GSCP in connection with the Term Facility (including, without limitation, draft and execution versions of the Loan Documents, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company or the Acquired Business) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Term Facility or otherwise, in accordance with GSCP’s standard syndication practices (including hard copy and via electronic transmissions), and you acknowledge that neither GSCP nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of the information or other materials obtained on the Platform.
The Company acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Company, its subsidiaries or its securities) (each, a “Public Lender”). At the request of GSCP, the Company agrees to prepare an additional version of the information package and presentation to be used by Public Lenders that does not contain material non-public information concerning the Company or the Acquired Business, their respective affiliates or their securities. It is understood that in connection with your assistance described above, authorization letters will be included in any Confidential Information Memorandum that authorize the distribution of the Confidential Information Memorandum to prospective Lenders, containing a representation to the Arranger that the public-side version does not include material non-public

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information about the Company or the Acquired Business, their respective affiliates or their securities. In addition, the Company agrees that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Lenders in connection with the syndication of the Term Facility, whether through an internet site (including, without limitation, the Platform), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning the Company or the Acquired Business, their respective affiliates or their securities. For the avoidance of any doubt, the Company acknowledges and agrees that the following documents may be distributed to Public Lenders (unless the Company promptly notifies GSCP that any such document contains material non-public information with respect to the Company, the Acquired Business or their respective securities): (a) drafts and final versions of the Loan Documents; (b) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Term Facility.
The Company represents and covenants that (i) all information (other than financial projections) provided directly or indirectly by the Acquired Business or the Company to GSCP or the Lenders in connection with the transactions contemplated hereunder is and will be, when taken as a whole, complete and correct in all material respects (it being understood that prior to the Acquisition, with respect to the Acquired Business and its representatives, such representations may be to the best of the Company’s knowledge) and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the financial projections that have been or will be made available to GSCP or the Lenders by or on behalf of the Acquired Business or the Company have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time made, it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material. You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the information and financial projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the information and financial projections so that such representations will be correct in all material respects under those circumstances.
In connection with arrangements such as this, it is our firm’s policy to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.
This Commitment Letter may not be assigned by you without the prior written consent of GSCP (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. GSCP may assign its commitment hereunder, in whole or in part, to any of its affiliates or, as provided above, to any Lender prior to the Closing Date; provided, that notwithstanding anything contained herein or elsewhere, the commitment of GSCP hereunder with respect to the Term Facility shall not be reduced, released or subject to novation prior to the occurrence of the Closing Date as a result of the acceptance of any commitment from any other lender to provide all or any portion of the Term Facility, and GSCP or its affiliates shall retain exclusive control over all rights associated therewith, including all rights to consent, approve amendments to or modifications of the Acquisition Agreement or any document related thereto and approval of definitive documentation for the Term Facility, until the Closing Date has occurred. Neither this Commitment Letter nor the Fee Letter may be amended or any term or provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto and thereto, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto.

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GSCP hereby notifies the Company and the Acquired Business that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) it and each Lender may be required to obtain, verify and record information that identifies the Borrower and each of the Guarantors (as defined in Annex B), which information includes the name and address of the Borrower and each of the Guarantors and other information that will allow GSCP and each Lender to identify the Borrower and each of the Guarantors in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for GSCP and each Lender.
Please note that this Commitment Letter, the Fee Letter and any written or oral advice provided by GSCP in connection with this arrangement are exclusively for the information of the Company and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent except pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee if the Company gives GSCP prompt written notice of the receipt of any such subpoena or order; provided that we hereby consent to your disclosure of (i) this Commitment Letter, the Fee Letter and such advice to the Company’s officers, directors, agents and advisors who are directly involved in the consideration of the Term Facility and who have been informed by you of the confidential nature of such advice and the Commitment Letter and Fee Letter and who have agreed to treat such information confidentially, (ii) this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein) to the Acquired Business to the extent you notify such persons of their obligations to keep such material confidential, and to the Acquired Business’s officers, directors, agents and advisors who are directly involved in the consideration of the Term Facility to the extent such persons agree to hold the same in confidence, (iii) this Commitment Letter and the Fee Letter as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof) and (iv) this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein) in any proxy relating to the Acquisition. You agree that you will permit us to review and approve (such approval not to be unreasonably withheld or delayed) any reference to us or any of our affiliates in connection with the Term Facility or the transactions contemplated hereby contained in any press release or similar written public disclosure prior to public release. The provisions of this paragraph shall survive any termination or completion of the arrangement provided by this Commitment Letter.
As you know, Goldman, Sachs & Co. (“Goldman Sachs”) is a full service securities firm engaged, either directly or through its affiliates in various activities, including securities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, Goldman Sachs or its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company and other companies which may be the subject of the arrangements contemplated by this letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. Goldman Sachs or its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities or other debt obligations of the Company or other companies which may be the subject of the arrangements contemplated by this letter.
GSCP and its affiliates, including Goldman Sachs (collectively “GS”) may have economic interests that conflict with those of the Company. You agree that GS will act under this letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between GS and the Company, its stockholders or its affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between GS, on the one hand, and the Company, on the other, (ii) in connection therewith and with the

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process leading to such transaction GS is acting solely as a principal and not the agent or fiduciary of the Company, its management, stockholders, creditors or any other person, (iii) GS has not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether GS or any of its affiliates has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Company agrees that it will not claim that GS has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto. In addition, GSCP may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company, the Acquired Business and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to GSCP hereunder.
In addition, please note that GSCP, Goldman Sachs and their affiliates do not provide accounting, tax or legal advice.
Consistent with GSCP’s policies to hold in confidence the affairs of its customers, GSCP will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers. Furthermore, you acknowledge that neither GSCP nor any of its affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.
GSCP’s commitments hereunder will terminate upon the first to occur of (i) the consummation of the Acquisition, (ii) the abandonment or termination of the definitive documentation for the Acquisition (the “Acquisition Agreement”), (iii) a material breach by the Company under this Commitment Letter or the Fee Letter, (iv) acceptance of a binding commitment for a fully-committed bank or similar financing for the purpose of financing the Acquisition for which GSCP has been granted a bona fide right to match the terms of such bank or similar financing and (v) the date that is six months after the date hereof (or nine months after the date hereof if the Termination Date (as defined in the Acquisition Agreement) is extended pursuant to Section 8.01(b)(i) of the Acquisition Agreement), unless the closing of the Term Facility, on the terms and subject to the conditions contained herein, shall have been consummated on or before such date.
The Company agrees that any suit or proceeding arising in respect to this letter or our commitment or the Fee Letter will be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City of New York, and the Company agrees to submit to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either our commitment or any matter referred to in this letter or the Fee Letter is hereby waived by the parties hereto. This Commitment Letter and the Fee Letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.
This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into

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among the parties hereto with respect to the Term Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Term Facility.
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Please confirm that the foregoing is in accordance with your understanding by signing and returning to GSCP the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter on or before 5:00 p.m. (New York time) on July 2, 2007, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us. If not signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this assignment.

Very truly yours,

GOLDMAN SACHS CREDIT PARTNERS L.P.

By:	/s/ Bruce H. Mendelsohn

Bruce H. Mendelsohn
Authorized Signatory

ACCEPTED AS OF June 28, 2007:

WESTERN DIGITAL CORPORATION

By:	/s/ Tim Leyden

Name:	Tim Leyden
Title:	Executive Vice President of Finance
Washington Commitment Letter

Annex A
In the event that GSCP becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including stockholders, partners or other equity holders of the Company or the Acquired Business in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the “Letters”) (excluding the fourteenth paragraph of the Commitment Letter) the Company agrees to periodically reimburse GSCP for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith. The Company also agrees to indemnify and hold GSCP harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters (excluding the fourteenth paragraph of the Commitment Letter), except to the extent that such loss, claim, damage or liability has resulted from the gross negligence or bad faith of GSCP in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to GSCP or insufficient to hold it harmless, then the Company shall contribute to the amount paid or payable by GSCP as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) the Company and the Acquired Business and their respective affiliates, stockholders, partners or other equity holders on the one hand and (ii) GSCP on the other hand in the matters contemplated by the Letters as well as the relative fault of (i) the Company and the Acquired Business and their respective affiliates, stockholders, partners or other equity holders and (ii) GSCP with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any affiliate of GSCP and the partners, directors, agents, employees and controlling persons (if any), as the case may be, of GSCP and any such affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, GSCP, any such affiliate and any such person. The Company also agrees that neither any indemnified party nor any of such affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or the Acquired Business or any person asserting claims on behalf of or in right of the Company or the Acquired Business or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except in the case of the Company to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company or its affiliates, stockholders, partners or other equity holders have resulted from the gross negligence or bad faith of such indemnified party in performing the services that are the subject of the Letters; provided, however, that in no event shall such indemnified party or such other parties have any liability for any indirect, consequential or punitive damages in connection with or as a result of such indemnified party’s or such other parties’ activities related to the Letters. The provisions of this Annex A shall survive any termination or completion of the arrangement provided by the Letters.
Annex A-1

Annex B
Western Digital Corporation
Summary of Terms and Conditions of the Term Facility
This Summary of Terms and Conditions outlines certain terms of the Term Facility referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	Western Digital Corporation (the “Borrower”).

Guarantors:	Each of the Borrower’s existing and subsequently acquired or organized domestic (and, to the extent no material adverse tax consequences to the Borrower would result therefrom, foreign) subsidiaries (including, without limitation, the Acquired Business) (collectively, the “Guarantors”) shall guarantee (the “Guarantee”) all obligations under the Term Facility; provided that until the Merger is consummated, the Acquired Business shall not guarantee the Term Facility.

Purpose/Use of Proceeds:	The proceeds of the Term Facility will be contributed to Merger Sub and used by Merger Sub to fund the Tender Offer and the Acquisition (including paying fees, commissions and expenses in connection with the Tender Offer and the Acquisition). In addition, if the Merger has not been consummated prior to the date that the Target’s existing 2.125% convertible subordinated notes are required to be redeemed pursuant to the terms of the indenture with respect thereto as a result of the change of control of the Target, a portion of the proceeds of the Term Facility may be used to make a secured intercompany loan to the Target to allow it to redeem its existing 2.125% convertible subordinated notes.

Sole Lead Arranger and Sole Bookrunner:	Goldman Sachs Credit Partners L.P. (“GSCP”; in its capacities as Sole Lead Arranger and Sole Bookrunner, the “Arranger”).

Syndication Agent:	GSCP or another financial institution selected by GSCP (in such capacity, the “Syndication Agent”).

Administrative Agent:	GSCP (in such capacity, the “Administrative Agent”).

Lenders:	GSCP and/or other financial institutions selected by GSCP (each, a “Lender” and, collectively, the “Lenders”).

Amount of Term Facility:	Up to $1.25 billion of senior secured term loans (the “Term Facility”).

Availability:	One drawing may be made under the Term Facility on the Closing Date.

Annex B-1

Maturity:	Six year anniversary of the Closing Date.

Closing Date:	The date on or before the four-month anniversary of the date of the Commitment Letter (or the nine-month anniversary if the Termination Date (as defined in the Acquisition Agreement) is extended pursuant to Section 8.01(b)(i) of the Acquisition Agreement) on which the borrowings under the Term Facility are made and the Tender Offer is consummated (the “Closing Date”).

Amortization:	The outstanding principal amount of the Term Facility will be payable in equal quarterly amounts of 1% per annum prior to the sixth anniversary of the Closing Date, with the remaining balance due in equal quarterly installments in the final year of the Term Facility.

Interest Rate:	All amounts outstanding under the Term Facility will bear interest, at the Borrower’s option, as follows:
A.	If the Borrower’s corporate family rating from Moody’s is Ba2 or better (with a stable outlook) and the Borrower’s corporate credit rating from S&P is BB or better (with a stable outlook):
(i)	at the Base Rate plus 0.75% per annum; or

(ii)	at the reserve adjusted Eurodollar Rate plus 1.75% per annum.
B.	If the Borrower’s corporate family rating from Moody’s is less than Ba2 (with a stable outlook) or the Borrower’s corporate credit rating from S&P is less than BB (with a stable outlook) and the condition in clause (C) below is not met:
(i)	at the Base Rate plus 1.00% per annum; or

(ii)	at the reserve adjusted Eurodollar Rate plus 2.00% per annum.
C.	If the Borrower’s corporate family rating from Moody’s is less than Ba3 (with a stable outlook) or the Borrower’s corporate credit rating from S&P is less than BB- (with a stable outlook):
(i)	at the Base Rate plus 1.25% per annum; or

(ii)	at the reserve adjusted Eurodollar Rate plus 2.25% per annum.

As used herein, the terms “Base Rate” and “reserve adjusted Eurodollar Rate” will have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest

Annex B-2

and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate will be customary and appropriate for financings of this type. Interest on amounts not paid when due will accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and shall be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; except as set forth below, on the last day of selected interest periods (which shall be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year (365/366 day year with respect to loans bearing interest with reference to the Base Rate).

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Voluntary Prepayments:	The Term Facility may be prepaid in whole or in part without premium or penalty; provided that loans bearing interest with reference to the reserve adjusted Eurodollar Rate will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Term Facility will be applied to scheduled amortization payments as directed by the Borrower.

Mandatory Prepayments:	The following mandatory prepayments shall be required (subject to certain basket amounts to be negotiated in the definitive Loan Documents):
1.	Asset Sales: Prepayments in an amount equal to 100% of the net cash proceeds of the sale or other disposition of any property or assets of the Borrower or its subsidiaries (subject to certain exceptions to be determined), other than net cash proceeds of sales or other dispositions of inventory in the ordinary course of business and net cash proceeds (not in excess of an amount to be agreed upon in the aggregate) that are reinvested in other assets useful in the business of the Borrower and its subsidiaries within one year of receipt thereof.

2.	Insurance Proceeds: Prepayments in an amount equal to 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets of the Borrower or its subsidiaries, other than net cash proceeds (not in excess of an amount to be agreed upon in the aggregate) that are reinvested in other long-term assets useful in the business of the Borrower and its subsidiaries (or used to replace damaged or destroyed assets) within one year of receipt thereof.

Annex B-3

3.	Incurrence of Indebtedness: Prepayments in an amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness by the Borrower or its subsidiaries (other than indebtedness otherwise permitted under the Loan Documents), payable no later than the first Business Day following the date of receipt.

4.	Excess Cash Flow: Prepayments in a percentage to be agreed (subject to reductions to a lower percentage upon achievement of certain financial performance measures to be determined) of “excess cash flow” (to be defined in the applicable Loan Document), payable within 90 days of fiscal year-end.

All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied pro rata to remaining scheduled amortization payments and the payments at final maturity.

Security:	The Term Facility, each Guarantee and any interest rate hedging obligations of the Borrower owed to a Lender or its affiliates will be secured by first priority security interests in all assets, including without limitation, all personal, real and mixed property of the Borrower and the Guarantors (except as otherwise agreed to by the Arranger). In addition, the Term Facility will be secured by a first priority security interest in 100% of the capital stock of each domestic subsidiary of the Borrower, 65% of the capital stock of each foreign subsidiary of the Borrower and all intercompany debt. Notwithstanding the foregoing, the collateral shall not include any margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System). All security arrangements will be in form and substance satisfactory to the Administrative Agent.

Representations and Warranties:	The Term Facility will contain representations and warranties by the Borrower (with respect to the Borrower and its subsidiaries) as are usual and customary for financings of this kind, limited to the following: due organization; requisite power and authority; qualification; equity interests and ownership; due authorization, execution, delivery and enforceability of the Loan Documents; no conflicts; governmental consents; historical and projected financial condition; no material adverse change; no restricted junior payments; absence of material litigation; payment of taxes; title to properties; environmental matters; no defaults under material agreements; Investment Company Act and margin stock matters; ERISA and other employee matters; absence of brokers or finders fees; solvency; compliance with laws; full disclosure and Patriot Act and other related matters.

Covenants:	The Term Facility will contain such financial, affirmative and negative covenants by the Borrower (with respect to the Borrower and its

Annex B-4

subsidiaries) as are usual and customary for financings of this kind, limited to the following:

- financial covenants:	a maximum total leverage ratio,

- affirmative covenants:	delivery of financial statements and other reports; maintenance of existence; payment of taxes and claims; maintenance of properties; maintenance of insurance; books and records; inspections; lender meetings; compliance with laws; environmental matters; additional collateral and guarantors; maintenance of corporate level and facility level ratings; consummation of the Merger; and further assurances, in each case, subject to exceptions and baskets to be mutually agreed upon, and

- negative covenants:	limitations with respect to other indebtedness; liens; negative pledges; restricted junior payments (dividends, redemptions and voluntary payments on certain debt); restrictions on subsidiary distributions; investments, mergers and acquisitions; sales of assets (including subsidiary interests); sales and lease-backs; capital expenditures; transactions with affiliates; conduct of business; amendments and waivers of organizational documents, subordinated indebtedness and other material agreements; and changes to fiscal year, in each case, subject to exceptions and baskets to be mutually agreed upon.

Events of Default:	The Term Facility will include such events of default (and, as appropriate, grace periods) as are usual and customary for financings of this kind, limited to the following: failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, ERISA, impairment of security interests in collateral, invalidity of guarantees, and “change of control” (to be defined in a mutually agreed upon manner).

Conditions Precedent to Borrowing:	The several obligations of the Lenders to make, or cause one of their respective affiliates to make, loans under the Term Facility will be subject to (i) the conditions precedent set forth in the Commitment Letter and those listed on Annex C attached to the Commitment Letter, (ii) prior written notice of borrowing, (iii) the accuracy of representations and warranties (subject to the provisions of the Commitment Letter), and (iv) the absence of any default or potential event of default.

Assignments and Participations:	The Lenders may assign all or, in an amount of not less than $1.0 million, any part of, their respective shares of the Term Facility to their affiliates or one or more banks, financial institutions or other entities that are eligible assignees (to be described in the Loan Documents). Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents; provided that assignments made to affiliates and

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other Lenders will not be subject to the above described consent or minimum assignment amount requirements. A $3,500 processing fee will be required in connection with any such assignment. The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the First Lien Facilities.

Requisite Lenders:	Lenders holding more than 50% of total commitments or exposure under the Term Facility, except that with respect to matters relating to the interest rates, maturity, amortization, certain collateral issues and the definition of Requisite Lenders, Requisite Lenders will be defined as Lenders holding 100% of total commitments or exposure of the total commitments affected thereby.

Taxes:	The Term Facility will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever. Lenders shall furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

Indemnity:	The Term Facility will provide customary and appropriate provisions relating to indemnity and related matters in a form reasonably satisfactory to the Arranger, the Administrative Agent and the Lenders.

Governing Law and Jurisdiction:	The Term Facility will provide that the Borrower will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and shall waive any right to trial by jury. New York law shall govern the Loan Documents.

Counsel to the Arranger and Administrative Agent:	Latham & Watkins LLP.

Annex B-6

Annex C
Western Digital Corporation
Summary of Conditions Precedent to the Term Facility
This Summary of Conditions Precedent outlines certain of the conditions precedent to the Term Facility referred to in the Commitment Letter, of which this Annex C is a part. Certain capitalized terms used herein are defined in the Commitment Letter.
A.	CONDITIONS PRECEDENT TO THE TERM FACILITY

1.	Concurrent Transactions: The Minimum Tender Condition (as defined in the Acquisition Agreement in the most recent form delivered to the Arranger prior to execution of the Commitment Letter) shall have been satisfied. The Tender Offer shall have been consummated pursuant to the Acquisition Agreement (in the most recent form delivered to the Arranger prior to the execution of the Commitment Letter, unless otherwise consented to by the Arranger). All conditions precedent to the consummation of the Tender Offer shall have been satisfied or waived (with the prior consent of the Arranger if the Arranger determines such waiver is materially adverse to the Lenders). Concurrently with the consummation of the Acquisition, all pre-existing indebtedness of the Company and its subsidiaries (other than the Target) (excluding certain indebtedness disclosed to and approved by GSCP) shall have been repaid or repurchased in full, all commitments relating thereto shall have been terminated, and all liens or security interests related thereto shall have been terminated or released, in each case on terms satisfactory to the Arranger.

2.	Financial Statements. Each of the Company and the Acquired Business shall have filed with the Securities and Exchange Commission all required reports on Form 10-K and Form 10-Q in a timely manner. The Arranger shall have received customary pro forma financial statements meeting the requirements of Regulation S-X for Form S-1 registration statements.

3.	Performance of Obligations. All costs, fees, expenses (including, without limitation, legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation contemplated by the Commitment Letter and the Fee Letter payable to GSCP, the Arranger, the Administrative Agent or the Lenders shall have been paid to the extent due.

4.	Customary Closing Documents. Subject to the fifth paragraph of the Commitment Letter, the Company shall have complied with all other customary closing conditions, including, without limitation: (i) the delivery of legal opinions, corporate records and documents from public officials, lien searches and officer’s certificates; (ii) evidence of authority; (iii) obtaining material third party and governmental consents necessary in connection with the Acquisition, the related transactions or the financing thereof; (iv) perfection of liens, pledges, and mortgages on the collateral securing the Term Facility; and (v) delivery of a solvency certificate from the chief financial officer of the Borrower and each Guarantor. The Arranger shall have received sufficiently in advance of the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act.